UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260095 10 4

(CUSIP Number)

R. Randall Rollins

2170 Piedmont Road, N.E., Atlanta, GA  30324

(404) 888-2201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260095 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) R. Randall Rollins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 550,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,421,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,421,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) IN

This filing is being made to update percentages previously disclosed.  The number of outstanding shares of the Company’s Common Stock has decreased in connection with a self-tender the Company commenced on December 19, 2005 for up to 10% of the Company’s outstanding shares of Common Stock and up to 10% of the Company’s outstanding shares of Class A Common Stock.  January 25, 2006, the date of the event which requires the filing of this statement, represents the date on which the self-tender was completed and necessitated a filing under Rule 13d-2(a).  Other than Item 5 below, there have been no changes to the other Items of this Schedule from prior filings.

Item 5.	Interest in Securities of the Issuer

(a)                                  Amount beneficially owned: 1,421,000.  Mr. Rollins beneficially owns 1,421,000 shares of Class A Common Stock or 12.8% of the Common Stock (which for purposes of this calculation is based on 9,650,937 shares of Common Stock outstanding to which have been added 1,421,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by Mr. Rollins into shares of Common Stock).

(b) Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.
(c) None.
(d) Not applicable.
(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2006
Date
/s/ R. Randall Rollins
Signature
R. Randall Rollins/Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)